SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                     --------------------------------------

                 Brown-Benchmark Properties Limited Partnership
                            (Name of Subject Company)

                 Brown-Benchmark Properties Limited Partnership
                      (Name of Person(s) Filing Statement)

                 Assignee Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      (Cusip Number of Class of Securities)

 John M. Prugh                            with a copy to:
 Brown-Benchmark AGP, Inc.                John B. Watkins, Esq.
 c/o Alex Brown Realty, Inc.              Wilmer, Cutler & Pickering
 225 East Redwood Street                  100 Light Street, Suite 1300
 Baltimore, Maryland 21202                Baltimore, Maryland 21202
 (410) 727-4083                           (410) 986-2800

                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.           Subject Company Information

                  The name of the subject company is Brown-Benchmark Properties Limited Partnership (the Partnership). The address of the principal executive offices of Partnership is 225 East Redwood Street, Baltimore, Maryland 21202 and the telephone number is 410-727-4083.

                  The  title of the  class of equity  securities  to which  this
Schedule 14D-9 relates are assignee units of limited partnership interests in Partnership (units). There were 500,000 units outstanding as of December 31, 1999.


Item 2.           Identity and Background of Filing Person

                  The filing person is the subject company, the Partnership, whose name, business address and business telephone number are set forth in Item 1 above.

                  This statement relates to the offer by certain entities (collectively, the offer or) controlled by MacKenzie Patterson, Inc. (MPI) to purchase for cash up to 125,000 units at a purchase price of $12 per unit upon the terms and subject to the conditions set forth in MPI's Offer to Purchase, dated May 5, 2000 and related Letter of Transmittal and letter to unit holders dated May 5, 2000 (collectively, as each may be amended and supplemented from time to time, the tender offer). The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the Schedule TO), which was filed with the SEC on May 5, 2000. As set forth in the Schedule TO, the address of the offeror is MacKenzie Patterson, Inc., 1640 School Street, Moraga, California 94556, Attn: Christine Simpson.


Item 3.           Past Contacts, Transactions, Negotiations and Agreements

                  To the knowledge of the Partnership, as of the date of this statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership and its executive officers, general partners or affiliates, or between the Partnership or its affiliates and the offeror, its executive officers, directors or affiliates.


Item 4.           The Solicitation or Recommendation

     The  Partnership's  Administrative  General Partner,  Brown-Benchmark  AGP,
Inc.,  and  its  Development   General   Partner,   Benchmark   Equities,   Inc.
(collectively, the general partners), recommend that unit holders reject the tender offer and not tender their units pursuant to the tender offer.

                  This tender offer appears to be part of a trend among certain investor groups whose objective is to acquire interests in public real estate limited partnerships. By making purchase offers at prices below the Partnership's liquidation value and below recent trade levels of such interests that may have occurred in secondary markets, these groups seek to acquire partnership interests in public real estate limited partnerships at discounted prices.

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

                  The general partners believe that the tender offer price reflects an undervaluation of the assets of the Partnership and offers considerably less than that which would be realized from an orderly sale of the Partnership's assets.

                  The Partnership was formed in 1987 and raised an initial capital investment of $12,500,000 by selling 500,00 units of interest in the Partnership at $25 per unit. The Partnership's assets consist of 590 apartment units within three apartment communities in Ohio. They consist of 186 units at Woodhills Apartments in Dayton, 181 units at Oakbrook Apartments in Columbus, and 223 units at Deerfield Apartments in Cincinnati.

                  As a standard business practice at the Partnership, the general partners value the Partnership's assets on an annual, year-end basis. The value of the assets is based on the cumulative results of operations of all three apartment communities. The general partners' valuation was established as follows:

                  1. Net operating income (NOI) was determined by subtracting property operating expenses from gross property income. Property operating expenses do not include interest expenses, depreciation, amortization, capital expenses or partnership expenses. NOI for all partnership assets for 1999 was $2,233,448 ($4,002,369 gross property income less $1,768,921 property operating expenses).

                  2. The general partners established an appropriate capitalization rate based on the age and quality of the properties, geographic locations, financial market conditions and types of assets. The Partnership also reviewed real estate investor survey information for the first quarter of 2000 which indicates that the national average capitalization rate for institutional-grade apartments is approximately 8.83%. Based upon the foregoing factors and after taking into account the site specific conditions that exist in the Ohio multifamily market, the general partners established a 9.5% capitalization rate for its assets.

                  3. The adjusted NOI was divided by the capitalization rate to determine a preliminary value. The preliminary value at 12/31/99 was calculated to be $23,509,979.

                  4. The cost of an orderly sale, i.e., one between a willing seller and buyer, not based on factors of duress, was subtracted from the preliminary value to derive a net value. Based on a preliminary value of $23,509,979, sales costs were estimated to be $587,749, resulting in a net value of $22,922,230.

                  5. Short-term assets (cash on hand, accounts receivable, prepaid expenses and escrows) were reduced by short-term liabilities (accounts payable, accrued expenses and security deposits) to determine working capital. Working capital at 12/31/99 was $236,531.

                  6. Working capital was subtracted from the long-term debt balance ($13,953,098 at 12/31/99) to calculate net liabilities at 12/31/99. Therefore, net liabilities at 12/31/99 were $13,716,567.

                  7. The equity value was calculated by subtracting the net liability balance from the net value. Thus, the equity value at 12/31/99 was calculated as $9,205, 663.

                  8. Equity value was divided by investment units to yield a per unit partnership value of $18.41 as of December 31, 1999, the date of the most recent valuation.

                  Accordingly, the general partners believe that the tender offer, at a purchase price of $12 per unit, is significantly below the value of each unit and thus, acceptance of this offer is not in the best interests of unit holders.

                  The Partnership's general partners, executive officers and affiliates do not intend to tender and sell, but intend to hold the units that are held of record or beneficially by such persons.


Item 5.           Persons/Assets, Retained, Employed, Compensated or Used

                  The Partnership has not employed, retained or compensated, directly or indirectly, and does not plan to employ, retain or compensate, directly or indirectly any person(s) to make recommendations in connection with the tender offer.


Item 6.           Interest in Securities of the Subject Company

                  No transactions in the units of the Partnership have been effected during the past 60 days by the Partnership, or to the knowledge of the Partnership, by any executive officer, partner, affiliate or subsidiary of the Partnership.


Item 7.           Purposes of the Transaction and Plans or Proposals

                  The Partnership is not undertaking or engaged in any negotiations in response to the tender offer that relate to: (i) a tender offer or other acquisition of the Partnership's securities by its subsidiaries or any other person; (ii) any extraordinary transactions, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

                  There are no transactions, agreements in principle, signed contracts or board resolutions in response to the tender offer that relate to one or more of the events referred to in the preceding paragraph.


Item 8.           Additional Information

                  Not applicable.

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


Item 9.           Exhibits

Exhibit No.       Description

(a)(1)            Offer to Purchase dated May 5, 2000  (1)
(a)(2)            Letter of Transmittal  (1)
(a)(3)            Form of letter to unit holders from MPI dated May 5, 2000  (1)
(a)(4) Letter to unit holders from Jeffrey M. Terra, Assistant Asset Manager of the Partnership, dated May 17, 2000 *
----------------------
(1) Incorporated by reference to Tender Offer Statement on Schedule TO filed with the SEC on May 5, 2000.

* Included with the statement mailed to unit holders.

     Signatures. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                           By:      Brown-Benchmark AGP, Inc.,
                                    its Administrative General Partner


                           By:      /s/  John M. Prugh
                           Name: John M. Prugh
                           Title: President

                           Date: May 17, 2000


                           By:      Benchmark Equities Inc.,
                                    its Development General Partner

                           By:      /s/  Daniel P. Reidel
                           Name: Daniel P. Reidel
                           Title: President

                           Date: May 17, 2000

                                 Exhibit (a)(4)

             Letter to unit holders from Jeffrey M. Terra, Assistant
              Asset Manager of the Partnership, dated May 17, 2000

                                  May 17, 2000


Dear Investor:

     On May 8, 2000, Brown-Benchmark Properties Limited Partnership (the Partnership) received a copy of a Tender Offer Statement on Schedule TO, filed with the SEC on May 5, 2000, relating to a tender offer from certain entities controlled by MacKenzie Patterson, Inc. to purchase for cash up to 125,000 units of limited partnership interests in the Partnership at a purchase price of $12 per unit.

        Pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, the Partnership is required to inform you of its position, if any, with respect to this tender offer.

         Our administrative general partner and our development general partner (collectively, the general partners) recommend that you reject the tender offer and not tender your units.

         For internal purposes, the general partners value our assets annually, based upon market value assuming an orderly sale of the Partnership's assets. The estimated proceeds are then allocated pursuant to our limited partnership agreement. Using this methodology, which does not consider the lack of liquidity of the units, each original $25 investment unit was valued by our general partners at approximately $18 as of December 31, 1999, the date of the most recent valuation. Accordingly, the general partners believe that the tender offer, at a purchase price of $12 per unit, is significantly below the value of each unit and accordingly, acceptance of this offer is not in your best interests.

         Enclosed herewith is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on May 17, 2000, which contains a more detailed explanation of our recommendation with respect to the tender offer and other important information related to the tender offer. We urge you to read the enclosed material carefully.

         Should you have any questions, please contact the undersigned.

                                   Sincerely,


                                   Jeffrey M. Terra
                                   Assistant Asset Manager

Enclosure